Mail Stop 3561

September 15, 2006

Larry L. Weyers
Chief Executive Officer
WPS Resources Corporation
P.O. Box 19001
Green Bay, WI 54307-9001

      Re: **WPS Resources Corporation**
               Registration Statement on Form S-4
               Filed August 25, 2006
               File No. 333-136911

Dear Mr. Weyers:

We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 111

1. We note your disclosure on page 111, "The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about WPS Resources or Peoples Energy." We also note disclosure stating that some of the representations and warranties "[m]ay have been used for the purpose of allocating risk between WPS Resources and Peoples Energy rather than establishing matters as facts." We further note your disclosure, "[y]ou should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject, in important part, to the underlying disclosure letters." Please revise to remove any potential

implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

*****

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kurt Murao at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Russell E. Ryba, Esq.
       Foley & Lardner LLP
       Fax: (414) 297-4900